UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May, 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax

Participações S.A.

and subsidiaries

Independent Auditors’
Special Review Report of the
Quarterly Financial Information
as of March 31, 2010

Deloitte Touche Tohmatsu Auditores Independentes

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

INDEPENDENT AUDITORS’ SPECIAL REVIEW REPORT
(Convenience Translation into English of original previously issued in Portuguese)

To the Shareholders, Board Members and Directors of
Contax Participações S.A.
Rio de Janeiro – RJ

1.

We have reviewed the accounting information included in the accompanying Quarterly Financial Information, individual and consolidated, of Contax Participações S.A. (the “Company”) and its subsidiaries, for the quarter ended March 31, 2010, consisting of the balance sheets, the related statements of operations, of cash flows and of changes in shareholders’ equity, the comments on performance and the related explanatory notes, prepared under the responsibility of the Company’s management.

2.

Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (Ibracon), together with the Brazilian Federal Accounting Council (CFC), and consisted, principally, of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the Quarterly Financial Information; and (b) review of the information and subsequent events that have, or might have had, material effects on the financial position and results of operations of the Company and its subsidiaries.

3.

Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Financial Information referred to in paragraph 1 for them to be in conformity with the accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Financial Information.

4.

As disclosed in Note 2 (b) to the Quarterly Information - ITR, during 2009, CVM approved several Pronouncements, Interpretations and Technical Guidelines issued by the Brazilian Committee of Accounting Pronouncements (CPC) to be effective in 2010, which changed the accounting practices adopted in Brazil. As permitted by CVM Resolution No. 603/09, the Company’s Management opted for presenting its Quarterly Information - ITR using the BR GAAP until December 31,2009, i.e., not applying these rulings effective as of 2010. As required by said CVM Resolution No. 603/09, the Company disclosed this fact in Note 2 (c) to the Quarterly Information – ITR, as well as outlined the main changes that may affect its financial statements for the year-end and its justifications that impede to estimate its possible effects on shareholders’ equity and results, as required by CVM Resolution.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

5.

We have previously audited the balance sheets (individual and consolidated), for the year ended December 31, 2009 and we reviewed the statements of income and cash flows referring to the quarter ended March 31, 2009, presented for comparison purposes, on which we issued an unqualified opinion and a special review report, dated February 23, 2010 and May 5, 2009, respectively.

Rio de Janeiro, May 3, 2010

(Portuguese Original signed by):

DELOITTE TOUCHE TOHMATSU	José Carlos Monteiro
Independent Auditors	Accountant
CRC 2SP 011.609/O-8 “F” RJ	CRC SP 100.597/O-2 “S” RJ

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

01.01- IDENTIFICATION
1 –CVM CODE	2 – COMPANY NAME	3 – CNPJ (Corporate Taxpayer’s ID)
01910-0	CONTAX PARTICIPAÇÕES S.A.	04.032.433/0001-80
4 – NIRE (Corporate Registry ID)
33.300.275410

01.02 – HEADQUARTERS
1 – ADDRESS			2 – DISTRICT
Rua do Passeio nº 48 a 56 (parte)			Centro
3 – ZIP CODE	4 – CITY			5 – STATE
20021-290	Rio de Janeiro			RJ
6 – AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
021	3131-0000	3131-0172	3131-0168
11 – AREA CODE	12 – FAX	13 – FAX	14 – FAX
021	3131-0292	3131-0293	3131-0294
15 – E-MAIL
ri@contax.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)
1 – NAME				2 – ADDRESS
Michel Neves Sarkis				Rua do Passeio, 56 – 16º andar
3 – DISTRICT	4 – ZIP CODE		3 – CITY	6 – STATE
Centro	20021-290		Rio de Janeiro	RJ
7 – AREA CODE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEPHONE	11 – TELEPHONE 12 – FAX
21	3131-0009	3131-0168	3131-0000	3131-0294
13 – E-MAIL
msarkis@contax.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION
CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 – BEGINNING	2 – END	3 – QUARTER	4 – BEGINNING	5 – END	6 – QUARTER	7 – BEGINNING	8 – END
01/01/2010	12/31/2010	1	01/01/2010	03/31/2010	4	10/01/2009	12/31/2009
9- INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10- CVM CODE 00385-9
11- TECHNICIAN IN CHARGE José Carlos Monteiro					12- TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 443.201.918-20

01.05 – CAPITAL STOCK
Number of Shares (thousand)	1 – Current Quarter	2 – Previous Quarter	3 – Same quarter previous year
	03/31/2010	12/31/2009	03/31/2009
Paid-in Capital
1 – Common	23,090	5,773	5,773
2 – Preferred	36,681	9,170	9,170
3 – Total	59,771	14,943	14,943
Treasury shares
4 – Common	0.1	169	166
5 – Preferred	-	-	-
6 – Total	0.1	169	166

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

01.06 – COMPANY PROFILE
1 – TYPE OF COMPANY	2 – STATUS	3 – NATURE OF OWNERSHIP	4 – ACTIVITY CODE
Commercial, Industrial and Other types of company	Operational	Domestic Holding Company	3990 – Management and Venture Capital Company – Without Main Sector
5 – MAIN ACTIVITY	6 – CONSOLIDATION TYPE		7 – TYPE OF AUDITORS’ REPORT
Venture Capital and Management	Total		Unqualified opinion

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS
1 – ITEM	2 – CNPJ (Corporate Taxpayer’s ID)	3 – CORPORATE NAME

01.08 – CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER
1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01	AGM	04/28/2010	DIVIDEND	To be defined	COMMON SHARE	R$ 1,505757
02	AGM	04/28/2010	DIVIDEND	To be defined	PREFERRED SHARE	R$ 1,505757

01.09 –SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR
1 – ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK	4 – AMOUNT OF CHANGE	5 – NATURE OF CHANGE	7 – NUMBER OF SHARES ISSUED	8 – SHARE PRICE WHEN ISSUED
		(in thousands of reais)	(in thousands of reais)		(thousand)	(Reais)

01.10 – INVESTOR RELATIONS OFFICER
1 – DATE	2 – SIGNATURE
Rio de Janeiro, May 04, 2010.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ (Corporate Taxpayer’s ID)
01910-0	CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80

02.01 – BALANCE SHEET – ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 03/31/2010	4 - 12/31/2009
1	Total Assets	479,771	451,635
1.01	Current Assets	183,381	179,439
1.01.01	Cash and Cash Equivalents	51,397	47,136
1.01.02	Credits	-	-
1.01.02.01	Clients	-	-
1.01.02.02	Sundry Credits	-	-
1.01.03	Inventories	-	-
1.01.04	Other	131,984	132,303
1.01.04.01	Deferred and Recoverable Taxes	637	956
1.01.04.02	Credits Receivable - Subsidiary	-	-
1.01.04.03	Dividends Receivable - Subsidiary	131,347	131,347
1.01.04.04	Prepaid Expenses	-	-
1.02	Non-current Assets	296,390	272,196
1.02.01	Long-Term Assets	33,345	32,518
1.02.01.01	Sundry Credits	-	-
1.02.01.02	Credits w ith Related Parties	-	-
1.02.01.02.01	Direct and Indirect Associated Companies	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other Related Parties	-	-
1.02.01.03	Other	33,345	32,518
1.02.01.03.01	Deferred and Recoverable Taxes	6,297	5,928
1.02.01.03.02	Securities	27,048	26,590
1.02.02	Permanent Assets	263,045	239,678
1.02.02.01	Investments	263,045	239,678
1.02.02.01.01	Direct and Indirect Associated Companies	-	-
1.02.02.01.02	In Subsidiaries	263,045	239,678
1.02.02.01.03	Other Investments	-	-
1.02.02.02	Property, Plant and Equipment	-	-
1.02.02.03	Intangible Assets	-	-
1.02.02.04	Deferred Charges	-	-

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

02.02 – BALANCE SHEET – LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 03/31/2010	4 - 12/312009
2	Total Liabilities	479,771	451,635
2.01	Current Liabilities	92,549	92,647
2.01.01	Loans and Financings	-	-
2.01.02	Debentures	-	-
2.01.03	Suppliers	203	150
2.01.04	Taxes, Fees and Contributions	52	255
2.01.05	Dividends Payable	92,183	92,190
2.01.06	Provisions	-	-
2.01.07	Debts w ith Related Parties	-	-
2.01.08	Other	111	52
2.01.08.01	Payroll, Charges and Employee Benefits	111	52
2.01.08.02	Other Liabilities	-	-
2.02	Non-current Liabilities	16,282	16,331
2.02.01	Long-term Liabilities	16,282	16,331
2.02.01.01	Loans and Financing	-	-
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	-	-
2.02.01.04	Debts w ith Related Parties	-	-
2.02.01.05	Advance for Future Capital Increase	-	-
2.02.01.06	Other	16,282	16,331
2.02.01.06.01	Onlending to Shareholders	16,282	16,331
2.02.01.06.02	Other Liabilities	-	-
2.03	Deferred Income	-	-
2.05	Shareholders' Equity	370,940	342,657
2.05.01	Paid-up Capital Stock	223,873	223,873
2.05.01.01	Capital Stock	223,873	223,873
2.05.02	Capital Reserves	13,751	19,639
2.05.02.01	Capital Reserves	9,311	9,311
2.05.02.02	Equity instruments due to share-based payment	4,440	10,328
2.05.03	Revaluation Reserve	-	-
2.05.04	Profit Reserves	109,830	99,145
2.05.04.01	Legal	21,907	21,907
2.05.04.02	Statutory	87,923	77,238
2.05.04.02.01	Statutory	87,924	87,924
2.05.02.02.02	Treasury Shares	(1)	(10,686)
2.05.04.03	For Contingencies	-	-
2.05.04.04	Unrealized Profit	-	-
2.05.04.05	Profit Retention	-	-
2.05.04.06	Special for Undistributed Dividends	-	-
2.05.04.07	Other Profit Reserves	-	-
2.05.05	Assets Valuation Adjustment	-	-
2.05.06	Retained Earnings (Accumulated Losses)	23,486	-
2.05.07	Advance for Future Capital Increase	-	-

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

03.01 – STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - From 01/01/2010	4 - From 01/01/2010	5 - From 01/01/2009	6 - From 01/01/2009
		to 03/31/2010	to 03/31/2010	to 03/31/2009	to 03/31/2009
3.01	Gross Revenue From Sales and/or Services	-	-	-	-
3.02	Deductions from Gross Revenue	-	-	-	-
3.03	Net Revenue From Sales and/or Services	-	-	-	-
3.04	Cost of Goods and/or Services Sold	-	-	-	-
3.05	Gross Income	-	-	-	-
3.06	Operating Expenses/Revenues	23,547	23,547	14,368	14,368
3.06.01	Selling	-	-	-	-
3.06.02	General and Administrative	(1,312)	(1,312)	(1,434)	(1,434)
3.06.03	Financial	1,523	1,523	(1,660)	(1,660)
3.06.03.01	Financial Income	1,531	1,531	594	594
3.06.03.02	Financial Expenses	(8)	(8)	(2,254)	(2,254)
3.06.04	Other Operating Revenues	-	-	-	-
3.06.05	Other Operating Expenses	(31)	(31)	(44)	(44)
3.06.06	Equity in the Earnings of Subsidiaries	23,367	23,367	17,506	17,506
3.07	Operating Income	23,547	23,547	14,368	14,368
3.08	Non-Operating Income	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income Before Taxation/Interest	23,547	23,547	14,368	14,368
3.10	Provision for Income Tax and Social Contribution	(43)	(43)	-	-
3.11	Deferred Income Tax	(18)	(18)	939	939
3.12	Statutory Interest/Contributions	-	-	-	-
3.12.01	Interest	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal Of Interest On Ow n Capital	-	-	-	-
3.15	Income for the Period	23,486	23,486	15,307	15,307
	Number of Shares, Ex-Treasury (Thousand)	59,771	59,771	14,777	14,777
	Earnings per Share	0.39293	0.39293	1.03587	1.03587

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	01/01/2010	01/01/2010	5 - From 01/01/2009	01/01/2009
		to 03/31/2010	to 03/31/2010	to 03/31/2009	to 03/31/2009
4.01	Net Cash from Operating Activities	269	269	(559)	(559)
4.01.01	Cash Generated in the Operations	476	476	(522)	(522)
4.01.01.01	Net Income	23,486	23,486	15,307	15,307
4.01.01.02	Equity Pick-Up	(23,367)	(23,367)	(17,506)	(17,506)
4.01.01.03	Accrued Interest Expenses			2,240	2,240
4.01.01.04	Equity Instrument due to Share-Based Payment	339	339	376	376
4.01.01.05	Deffered Income Tax and Social Contribution	18	18	(939)	(939)
4.01.02	Variations in Assets and Liabilities	(207)	(207)	(161)	(161)
4.01.02.01	Increase/(Decrease) in Deferred Taxes	(69)	(69)	(307)	(307)
4.01.02.02	(Increase)/Decrease in Prepaid Expenses			(132)	(132)
4.01.02.03	Increase/(Decrease) in Payroll and Charges	59	59	(3)	(3)
4.01.02.04	Increase/(Decrease) in Suppliers	53	53	336	336
4.01.02.05	Increase/(Decrease) in Taxes Payable	(203)	(203)	(2)	(2)
4.01.02.06	Increase/(Decrease) in Other Liabilities	(47)	(47)	(53)	(53)
4.01.03	Other	-	-	124	124
4.01.03.01	Financial Charges			124	124
4.02	Net Cash from Investment Activities	(458)	(458)	-	-
4.02.01	Non-Current Financial Investment	(458)	(458)	-	-
4.02.02	Received Dividends
4.03	Net Cash from Financing Activities	4,450	4,450	(5)	(5)
4.03.01	(Increase)/ Decrease in Capital
4.03.02	Debentures
4.03.03	Loan w ith Related Companies - CP
4.03.04	Distribution of Dividends	(7)	(7)	(5)	(5)
4.03.05	Share Buyback	(6,311)	(6,311)	-	-
4.03.06	Sale of Shares	10,768	10,768	-	-
4.04	Exchange Variation on Cash and Cash Equivalents
4.05	Increase (Decrease) in Cash and Cash Equivalents	4,261	4,261	(564)	(564)
4.05.01	Opening Balance of Cash and Cash Equivalents	47,136	47,136	16,132	16,132
4.05.02	Closing Balance of Cash and Cash Equivalents	51,397	51,397	15,568	15,568

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS) 01 - from 01/01/2010 to 03/31/2010

1- CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFITS	7 - RETAINED LOSSES	8 - ASSETS ADJUSTMENT	9 - TOTAL EQUITY
5.01	Opening Balance	223,873	19,639	-	99,145	-	-	342,657
5.02	Adjustments of Previous Years	-	-	-	-		-	-
5.03	Adjusted Balance	223,873	19,639	-	99,145	-	-	342,657
5.04	Profit/Loss for the Period	-	-	-	-	23,486	-	23,486
5.05	Allocations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest on Own Capital	-	-	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-	-	-
5.06	Realization of Profit Reserves	-	-	-	-	-	-	-
5.06.01	Cancellation of Treasury Shares	-	-	-	-	-	-	-
5.07	Assets Valuation Adjustments	-	-	-	-	-	-	-
5.07.01	Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease in Capital Stock	-	-	-	-	-	-	-
5.09	Recording/Realization of Capital Reserves	-	(5,888)	-	-	-	-	(5,888)
5.09.01	Equity Instruments due to Share- Based Payments	-	339	-	-	-	-	339
5.09.02	Surplus Value of Realized Equity Instrument	-	(6,227)	-		-	-	(6,227)
5.10	Treasury Shares	-	-	-		-	-	-
5.11	Other Capital Transactions	-	-	-	10,685	-	-	10,685
5.11.01	Share Repurchase				(6,311)			(6,311)
5.11.02	Sale of Treasury Shares				16,996			16,996
5.12	Other	-	-	-	-	-	-	-
5.13	Closing Balance	223,873	13,751	-	109,830	23,486	-	370,940

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

1 Operations

Contax Participações S.A. (the "Company"), established on July 31, 2000, is a publicly-held company whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quotaholder in Brazil or abroad. The Company has (i) as wholly-owned subsidiary, Contax S.A., a contact center service provider, whose purpose is to provide tele-assistance services in general and (ii) as indirect subsidiary, TODO Soluções em Tecnologia S.A., an “information technology” company, whose purpose is to provide information technology services.

The operations of the direct and indirect subsidiaries are as follows:

(a) Contax S.A.

Contax S.A. (“Contax”) was established on December 11, 2002, after changing the corporate name of the extinguished TNext S.A., a company established in August 1998. Contax is a joint-stock, privately-held company, which corporate purpose is providing tele-assistance services in general, offering a variety of integrated customer interaction solutions between its customers and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the tele-assistance services, among others.

(b) TODO Soluções em Tecnologia S.A.

TODO Soluções em Tecnologia S.A. (“TODO”), established in September 2008, a joint-stock, privately-held company, whose corporate purpose is to provide information technology services, software development and integrated, full and customized solutions, including the management of full or partial value chain of outsourced processes of business in general; back office processing; customer relationship management, among others.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

2 Basis of Presentation of Quarterly Financial Information – ITR and summary of the main accounting practices

(a) Preparation Criteria of the Quarterly Financial Information - ITR

The Quarterly Financial Information was prepared and is presented in accordance with accounting practices adopted in Brazil, which comprise the provisions contained in the Brazilian Corporation Law (Law 6,404/76), amended by Law 11,638/07 and by Provisional Measure 449/08, which was converted into Law 11,941 on May 28, 2009; the Technical Pronouncements, Guidelines and Interpretations issued by the Brazilian Committee of Accounting Pronouncements (CPC) and Rules and Resolutions issued by the Brazilian Securities Commission (CVM) and by Brazilian Institute of Independent Auditors (IBRACON), effective as of December 31, 2009.

In addition, significant changes did not occur in the accounting practices in relation to those stated in Note 3 to the Company’s annual financial statements, dated February 24, 2010.

The preparation of the Quarterly Financial Information requires that the Management makes estimates and judgments concerned with the registration and disclosure of assets and liabilities, among them: (i) allowance for doubtful accounts, (ii) income tax provision, (iii) probable realization values of deferred income tax assets and liabilities; (iv) recoverable value and determination of the useful life of fixed and intangible assets, (v) provisions for contingencies and (vi) revenues and expenses. Actual results may differ from these Management’s estimates and judgments.

(b) New accounting pronouncements, interpretations and guidelines issued in 2009 and that shall take effect as from 2010.

To continue the process of modernizing the Brazilian corporate law, the second stage of the convergence of accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) was carried out during 2009, with the enactment of several pronouncements, interpretation and guidelines by the Committee of Accounting Pronouncements (CPC), which were confirmed by the Brazilian Securities and Exchange Commission (CVM) through its resolutions.

The aforementioned resolutions took effect on the date of its publication in the Official Gazette of the Union, with mandatory application for the years ended as from December 2010 and for the 2009 financial statements, to be disclosed for comparison purposes with the 2010 statements. The Company did not anticipate the adoption of these resolutions in the year ended December 31, 2009.

Currently, the Company’s Management is undergoing an evaluation of the potential effects related to the following pronouncements, interpretations and guidelines, which may (or shall) have a material effect on the financial statements related to the year ended December 31, 2009, to be presented in comparison to the financial statements related to the year to be ended on December 31, 2010, as well as to the subsequent years:

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

Technical Pronouncements (CPCs)

  CPC 15 - Business Combination (CVM Resolution 580/09)
  CPC 18 – Investment in Associated Company and Subsidiary (CVM Resolution 605/09)
  CPC 19 - Interest in Joint Venture (CVM Resolution 606/09)
  CPC 20 – Cost of loans (CVM Resolution 577/09)
  CPC 21 – Interim Statement (CVM Resolution 581/09)
  CPC 22 - Information per Segment (CVM Resolution 582/09)
  CPC 23 - Accounting Policies, Change in Estimates and Error Correction (CVM Resolution 592/09)
  CPC 24 - Subsequent Event (CVM Resolution 593/09)
  CPC 25 - Provisions, Contingent Assets and Liabilities (CVM Resolution 594/09)
  CPC 26 (R1)- Presentation of the Accounting Statements (CVM Resolution 595/09), amended by CVM Resolution 624/10
  CPC 27 – Property, plant and equipment (CVM Resolution 583/09)
  CPC 30 – Revenues (CVM Resolution 597/09)
  CPC 31 - Non-current Asset Held for Sale and Discontinued Operation (CVM Resolution 598/09)
  CPC 32 – Income Taxes (CVM Resolution 599/09)
  CPC 33 – Employee Benefits (CVM Resolution 600/09)
  CPC 36 (R1) – Consolidated Statements (CVM Resolution 608/09) and amended by CVM Resolution 624/10
  CPC 37 – First-Time Adoption of the International Financial Standards (CVM Resolution 609/09)
  CPC 38 – Financial Instruments: Recognition and Measurement (CVM Resolution 604/09)
  CPC 39 – Financial Instruments: Presentation (CVM Resolution 604/09)
  CPC 40 – Financial Instruments: Reporting (CVM Resolution 604/09)
  CPC 43 – First-Time Adoption of the Technical Pronouncements CPC 15 to 40 (CVM Resolution 610/09)

Interpretations (ICPCs)

  ICPC 03 - Additional Aspects of Leasing Operations (CVM Resolution 613/09)
  ICPC 04 - Scope of Technical Pronouncement CPC 10 – Share-Based Payments (CVM Resolution 614/09)
  ICPC 05 – Technical Pronouncement CPC 10 - Share-Based Payments – Transactions with Group Shares and Treasury Shares (CVM Resolution 615/09)
  ICPC 07 – In Natura Profit Sharing (CVM Resolution 617/09)
  ICPC 08 - Accounting of Dividends Payment Proposal (CVM Resolution 601/09)
  ICPC 09 – Individual Financial Statements, Segregated Financial Statements, Consolidated Financial Statements and Application of the Equity Accounting Method (CVM Resolution 618/09)
  ICPC 10 - Interpretation on the First-Time Application of Technical Pronouncements CPCs 27, 28, 37 and 43 on Property, Plant and Equipment and on Property for Investments (CVM Resolution 619/09
  ICPC 11 - Client’s Assets Received in Transfers (CVM Resolution 620/09)
  ICPC 12 - Changes in Existing Decommissioning, Restoration and Similar Liabilities (CVM Resolution 621/09)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  Guidelines (OCPCs)

    OCPC 03 – Financial Instruments: Recognition, Measurement and Reporting (Circular Letter CVM/SNC/SEP 03/09)

  (c) Adoption of accounting pronouncements issued by CPC at the end of 2009

  Continuing the process to update the Brazilian Corporation Law, the second phase of converging the accounting practices adopted in Brazil into the International Financial Reporting Standards (IFRS) was concluded in 2009, with the issue of CPC Technical Pronouncements 15 to 40 (except for CPC 34), Interpretations and Guidelines of the Brazilian Committee of Accounting Pronouncements (CPC), which were ratified by Brazilian Securities and Exchange Commission (CVM) by means of its resolutions.

  The aforementioned resolutions took effect on the date they were published in the Federal Official Gazette, and are mandatorily applied in the years ended as of December 2010 and the 2009 financial statements to be reported for comparison purposes with the 2010 financial statements.

  Nevertheless, CVM, by means of its Resolution 603/09 (and amendments introduced by CVM Resolution 626/10), which provides for the presentation of the 2010 Quarterly Information and for the early adoption of accounting standards that shall take effect as of 2010, extended to December 2010 the mandatory application of the Pronouncements, Interpretations and Guidelines of CPC, issued and approved by CVM in 2009.

  Currently, the Company’s Management continues assessing the potential effects related to the Pronouncements, Interpretations and Guidelines referring to the second phase of the convergence process of BR GAAP into IFRS, which may (or shall) have effects on the Company’s Quarterly Information and Annual Financial Statements referring to the quarter ended March 31, the quarters to end on June 30 and September 30 and the year to end on December 31, 2010.

  Accordingly, the Quarterly Information referring to the quarter ended on March 31, 2010 was prepared and is presented according to the accounting standards effective until December 31, 2009 (pronouncements, interpretations and guidelines referring to the first phase).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  (d) Consolidation practices

  The consolidated financial information was prepared in accordance with CVM Rule 247/96. Thus, the balance sheet and statements of income consolidation process corresponds to the sum of respective assets, liabilities, revenues and expenses, added by the following eliminations between the Parent Company and its direct or indirect subsidiaries: (i) interest in the capital stock, reserves, retained earnings/accumulated losses and investments, (ii) checking account balances and other assets and/or liabilities, (iii) material transactions effects, (iv) minority interest and subsidiaries shareholders’ equity, which are highlighted.

  The Company’s consolidated Quarterly Financial Information reflects its balances and its direct and indirect subsidiaries’ balance on the same reference date and according to the same accounting practices.

  The Company’s financial statements comprise the financial information of the following direct and indirect subsidiaries:

	Interest - %
	Control	2010
Contax	Direct	100
TODO	Indirect	80

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  3 Cost of Services Rendered and Operating Expenses - by nature (consolidated)

	03/31/2010
	Cost of
	services		General and
	rendered	Selling	adminsitrative	Total

Personnel (i)	367,166	4,128	18,607	389,901
Share-based payment			339	339
Third-party services (ii)	56,448	1,354	7,194	64,996
Depreciation/amortization (iii)	23,228	2	5,874	29,104
Rental and insurance (iv)	23,533	-	1,118	24,651
Marketing, sponsorship and donation	22	2,001	517	2,540
Other inputs	3,540	2	157	3,699
	473,937	7,487	33,806	515,230

	03/31/2009
	Cost of
	services		General and
	rendered	Selling	adminsitrative	Total

Personnel (i)	316,207	3,026	13,922	333,155
Share-based payment			376	376
Third-party services (ii)	58,846	2,353	9,531	70,730
Depreciation/amortization (iii)	24,309	3	3,744	28,056
Rental and insurance (iv)	24,188	1	1,405	25,594
Marketing, sponsorship and donation	46	3,276	335	3,657
Other inputs	3,405	18	73	3,496
	427,001	8,677	29,386	465,064

(i)	Costs with personnel have increased due to the growth of the business volume and to salary increases provided for in collective bargaining agreements.
(ii)

  The third-party services considered as Cost of Services Rendered refer mainly to expenses with workstation maintenance, facilities and data processing, while the third-party services considered as selling, general and administrative expenses refer, substantially, to expenses with consulting services, traveling, and legal advice, among others.

(iii)

  Assets acquired through financial leasing agreements were classified as fixed assets pursuant to CVM Resolution 554/08, which approved the Technical Pronouncement CPC 06 (Leasing Operations) and have been depreciated on a straight-line basis based on the asset’s expected useful life. (Note 9).

(iv)	Basically, these represent expenses with property rental and contact center operating infrastructure.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  4 Other Operating Expenses, Net

	Parent Company			Consolidated
	03/31/2010	03/31/2009	03/31/2010	03/31/2009

Other Operating Revenues
Reversals of contingencies (Note 15)			2,885	2,397
Recovered expenses			32	171

			2,917	2,568
Other Operating Expenses
Provision for contingencies (Note 15)			(6,970)	(2,773)
IPTU (Municipal Real Estate Tax)	-	-	(1,214)	(834)
Other	(31)	(44)	(750)	(963)

	(31)	(44)	(8,934)	(4,570)

	(31)	(44)	(6,017)	(2,002)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  5 Financial income (expenses), net

	Parent Company		Consolidated
	03/31/2010	03/31/2009	03/31/2010	03/31/2009

Financial income
Return on financial investments (i)	1,531	470	5,585	7,415
Other financial revenues	-	124	510	863

	1,531	594	6,095	8,278

Financial Expenses
Interest and monetary restatement of contingencies	-	-	(716)	(1,756)
Interest on BNDES financing (Note 11)	-	-	(3,807)	(4,972)
Interest on leasing (Note 12)	-	-	(752)	(2,665)
Letter of guarantee commission	-	-	(430)	(477)
Interest on loans w ith subsidiaries	-	(20)	-	-
Interest on debentures (Note 13)	-	(2,220)	-	-
Other financial expenses (iii)	(8)	(14)	(336)	(515)

	(8)	(2,254)	(6,041)	(10,385)

	1,523	(1,660)	54	(2,107)

(i)	The return on Parent Company’s financial investments increased due to the maintenance of a higher cash volume mainly deriving from dividends received in April 2009.

(ii)	Basically refer, substantially, to financial discounts granted to customers and taxes on foreign operations.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  6 Tax credits and income tax and social contribution expenses

  (a) Tax credits

	Parent Company				Consolidated
	03/31/2010		12/31/2009		03/31/2010		12/31/2009

	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term
Deferred Taxes (i)
Income tax on temporary additions		-		-	5,196	14,142	7,674	12,869
Social contribution on temporary additions		-		-	2,053	5,094	2,760	4,633
Income tax on tax losses		602		615		1,380		615
Social contribution on negative basis		216		222		497		222

		818		837	7,249	21,113	10,434	18,339

Other Recoverable Taxes
Recoverable income tax (Note 14)	16		190		4,401		43,068
Recoverable social contribution (Note 14)	5		76		1,436		16,158
Withholding income tax (ii)	616	5,479	690	5,091	2,422	5,479	2,416	5,091
Withholding PIS/COFINS/CSLL	-		-		1,099		868
Recoverable INSS	-	-	-	-	388		389
Recoverable ISS (iii)	-		-			3,587		3,487

	637	5,479	956	5,091	9,746	9,066	62,899	8,578

	637	6,297	956	5,928	16,995	30,179	73,333	26,917

(i)

  Income tax and social contribution deferred tax credits result from tax losses,negative basis of social contribution and temporary differences related (i) to undeductible provisions until these are effectively realized and (ii) provisions,positive and negative, except for provision for contingent liability of Oi Fixa (Note 15(d) (v)).

  Economic feasibility studies prepared in December 2009, and approved by the Company’s Management bodies, point to tax credits full realization until 2012, as announced by CVM Rule 371/02 and broken down as follows:

UptoDecember 31:	Consolidated
2010	7,249
2011	10,556
2012	10,557
28,362

  Technical studies on future taxable income consider estimates that are related, among others to Contax’s performance, as well as the market trend and certain economic aspects. Actual amounts may differ from the estimates adopted.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

(ii)	Withholding income tax on financial investments, due to the share buyback program classified into non-current assets, since short-term recovery is not expected.

(iii)	Recoverable ISS is classified into non-current assets by virtue of the repayment terms with Municipal bodies.

  (b) Income tax and social contribution reflected in results are originated from:

	Parent Company			Consolidated
	03/31/2010	03/31/2009	03/31/2010	03/31/2009
Net income before income tax
and social contribution	23,547	14,368	35,454	24,185

Income tax and social
contribution at nominal rate (34%)	(8,006)	(4,885)	(12,054)	(8,223)
Adjustments for determining the effective rate
Permanent exclusion from equity
pick-up	7,945	5,952

Tax effects on permanent (additions)
exclusions, net (i)			(249)	(962)
Amendment to the Brazilian Corporation Law
- Law 11,638/07		(13)		128
Other	-	(115)	432	(76)
Benefits (expense) related to
income tax and social contribution	(61)	939	(11,871)	(9,133)
Effective income tax and social
contribution rate	0.26%	-6.54%	33.48%	37.76%

(i)	This refers basically to expenses with fines, donations, free gifts and sponsorships deemed undeductible, among others.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  Benefits and expenses related to income tax and social contribution in the income for the period are broken down as follows:

	Parent Company		Consolidated
	03/31/2010	03/31/2009	03/31/2010	03/31/2009

Current
Income tax	(32)	-	(8,235)	(4,815)
Social contribution	(11)	-	(3,038)	(1,778)

	(43)	-	(11,273)	(6,593)

Deferred Charges
Income tax on temporary additions	-	-	(426)	(2,559)
Social contribution on temporary additions	-	-	(154)	(921)
Income tax on tax losses	(14)	691	(14)	691
Social contribution on negative basis (tax loss)	(4)	248	(4)	249

	(18)	939	(598)	(2,540)

	(61)	939	(11,871)	(9,133)

  (c) Neutrality for tax purposes related to the initial application of Laws 11,638/07 and 11,941/09

  The Company opted for the Transition Tax Regime - RTT, enacted by Law 11,941/09, by means of which, the assessments of corporate income tax (IRPJ), social contribution on net income (CSLL), social contribution tax on gross revenue for social integration program (PIS) and social contribution tax on gross revenue for social security financing (COFINS) for the 2-year period 2008-2009 are still determined under the accounting methods and criteria enacted by Law 6,404/76, effective as of December 31, 2007. Therefore, the deferred income tax and social contribution calculated over adjustments deriving from the adoption of new accounting practices of Laws 11,638/07 and 11,941/09 were recorded in the Company’s financial statements, where applicable. The Company declared said option in the 2009 Corporate Income Tax Return (DIPJ) related to the 2008 calendar year.

  7 Cash and Cash Equivalents and financial investments

	Parent Company			Consolidated
	03/31/2010	12/31/2009	03/31/2010	12/31/2009

Cash and banks	145	92	13,857	14,446
Financial investments (i)	51,252	47,044	332,057	343,407
Long-term investments (ii)	27,048	26,590	27,048	26,590

	78,445	73,726	372,962	384,443

(i)

  The financial investments are immediately convertible into a known cash amount and are subject to an insignificant risk of changing value. These financial statements refer to bank deposit certificates - CDB and repurchase and resale agreements, which are characterized by the sale of an instrument by the seller’s commitment

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  (Financial Institution) of buying back this instrument and the buyer who will resell it in the future. Returns on these financial investments are based on the variation of Interbank Deposit Certificate - CDI.

(ii)

  On March 31, 2010 and December 31,2009, the long-term investments are composed of bank deposit certificates – CDB, whose original maturity is 2014 and were acquired with the financial capacity and intention to be held in portfolio until maturity. These are valued by the acquisition cost, plus income earned against income for the year.

  8 Investments in subsidiaries

  It represents the investment in the direct subsidiaries: Contax, BRC –Empreendimentos Imobiliários Ltda. (“BRC”) and TODO, as described below:

	Contax		TODO
	03/31/2010	12/31/2009	03/31/2010	12/31/2009
Interest in subsidiaries
(direct and indirect) - %	100%	100%	80%	80%
Number of shares	309,550,226	309,550,226	8,000	8,000
Income (loss) for the period	23,367	149,139	487	(3,168)
Equity in the earnings of subsidiaries	23,367	149,139	390	(2,534)

Capital	223,900	223,900	10	10
Shareholders' equity before distribution of
dividends	263,045	371,025	7,715	7,228
Proposed dividends	-	(131,347)	-	-
Total investments	263,045	239,678	6,172	5,783

  a) In November 2009, Contax took over BRC for R$ 61. The acquisition of this investment aimed at separately developing and executing the real estate project included in the Selective Incentive Program for the adjacent region of Estação da Luz (“Nova Luz Program”), in São Paulo downtown.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  9 Property, Plant and Equipment (consolidated)

	12/31/2009	03/31/2010
					Annual
					Depreciation
Cost	Opening balance	Additions	Writte-off	Closing balance	Rates - %

Computer equipment	361,134	5,189	(99)	366,224
Furniture, fixtures and fittings	79,486	2,944	(1)	82,429
Facilities on thirdy-party premises (i)	243,584	11,892	-	255,476
Construction in progress (ii)	5,473	(3,770)	-	1,703
Buildings	2,709	-	-	2,709
Land	831	-	-	831
Other assets	45,843	1,483	-	47,326

	739,060	17,738	(100)	756,698
Accumulated depreciation

Computer equipment (iii)	(266,810)	(11,677)	94	(278,393)	33.3
Furniture, fixtures and fittings (iii)	(33,106)	(2,705)	0	(35,811)	12.5
Facilities on third-party premises	(72,892)	(6,270)	-	(79,162)	10
Buildings	(210)	(26)	-	(236)	4
Other assets	(13,569)	(1,184)	-	(14,753)	10

	(386,587)	(21,862)	94	(408,355)

Net property, plant and equipment	352,473	(4,124)	(6)	348,343

(i)	The real estate rental agreements effectiveness varies from 5 up to 10 years. The Company may renew it for the same period.
(ii)

  Constructions in progress mainly record the expenses related to new constructions and installations of equipment until their startup, when they are reclassified into the corresponding operational assets accounts. The additions occurred in this period are expressed by the net amount of transfers.

(iii)

  The acquired assets’ monthly depreciation rates under the items IT equipment and furniture and fixtures were reviewed due to the reduction of the economic useful life estimate. The evaluation studies to determine the new economic useful life of these assets were prepared in accordance with the rules of A.B.N.T – Brazilian Association of Technical Rules by a specialized consultant qualified for this type of activity and supported by technical appraisal reports.

  Assets acquired through financial leasing agreements as ruled by CVM Resolution 554/08, which approved the Technical Pronouncement CPC 06 – leasing operations, were classified as property, plant and equipment and recorded under “IT equipment” and “Furniture and fixtures” and generated a R$283 increase in depreciation of the quarter ended March 31, 2010 (R$3,869 on March 31, 2009).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  10 Intangible (consolidated)

	12/31/2009	03/31/2010
				Annual
				Amortization
	Opening balance	Additions	Closing balance	Rates - %

Data processing systems	174,503	4,060	178,563

Accumulated amortization	(94,057)	(7,294)	(101,351)	20

Net intangible assets	80,446	(3,234)	77,212

  11 Loans and Financing (consolidated) Local Currency

					Consolidated
				Financial
Object	Initial	Maturity	Guarante	charges	03/31/2010	12/31/2009

BNDES (Expansion and
			Bank	TJLP + 2%
	10/2007	09/2013	guarantee	p.a.	190,952	204,591
update of operation)

					55,496	55,070
Current					135,456	149,521

Non-current

  In August, 2007, Contax entered into a loan agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of its installed capacity, improving current facilities, training human resources, improving the quality of services rendered, productivity and investing in marketing actions.

  Said loan was obtained within the scope of the Program for the Development of the Software Industry and Correlated Services – PROSOFT-Company.

  In October 2007, the subsidiary disbursed the first tranche, in the amount of R$100,002. In the first half of 2008, the second, third and fourth tranches were disbursed on January 28 and 30 and June 12, 2008, in the amounts of R$40,001 and R$10,001 and R$61,822, respectively. On November 18, 2008, the fifth and last tranche was disbursed in the amount of R$4,904. The tranches totaled R$216,730, as a result of the restated TJLP (long-term interest rate).

  The maturity date of the financial charges was quarterly until September 15, 2009, becoming monthly for the period between October 15, 2009 until the maturity date or settlement of contract. The principal has been monthly settled since October 15, 2009.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  Contax contractually opted for tendering guarantees through sureties from financial institutions, in this case, receivables and financial covenants structures are not applicable. Costs related to these sureties totaled on March 31, 2010, R$430 (R$477 on March 31, 2009).

  The financing breakdown in the quarter ended on March 31, 2010 is shown as follows:

		Principal	Interest	Financial
Object	12/31/2009	Amortization	Amortization	charges	03/31/2010

BNDES	204,591	(13,593)	(3,853)	3,807	190,952

  On March 31, 2010, the principal maturities recorded in non-current liabilities are shown as follows:

Principal
2011	40,637
2012	54,182
2013	40,637
135,456

  (a) New agreement with BNDES

  In March 2010, Contax entered into a new loan agreement with BNDES in the amount of R$323,552, divided into two sub-loans:

  Sub-loan “A” in the amount of R$281,455 destined to investments to increase the installed capacity and improve facilities, implement quality programs, train human resources and invest in Research and Development, within the scope of BNDES Program for the Development of the National Industry of Software and Information Technology Services – BNDES PROSOFT; and

  Sub-loan “B” in the amount of R$42,097 destined to investments to acquire domestic machinery and equipment, classified into the criteria of the Special Agency of Industrial Financing - FINAME, required by the project.

  Annual interest rate of 1.73% shall incur over the principal amount of sub-loan “A” plus the TJLP variation accrued of 1% p.a., while an annual interest rate of 4.5% shall incur over the sub-loan “B”.

  The principal of debt will be settled in 60 monthly and consecutive installments, the first installment maturing on October 15, 2011 and the last installment maturing on September 15, 2016. Financial charges will mature on a quarterly basis between March 2010 and September 2011, and on a monthly basis from October 2011.

  The Company will tender as guarantee the receivables deriving from the Services Agreement executed with Telemar Norte Leste S/A (Oi Fixa), TNL PCS S/A (Oi Móvel)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  and Telemar Internet Ltda. In addition, during the effectiveness of this Agreement, it shall maintain the Debt Service Coverage Ratio equal or higher than 1.65, of which:

  a) Debt Service Coverage Ratio calculated by dividing the Earnings Before Interest, Tax, Depreciation and Amortization–EBITDA by Debt Service on a half-yearly basis;

  b) Earnings Before Interest, Tax, Depreciation and Amortization or EBITDA corresponds to the operating income before the financial result, income tax and social contribution and depreciation and amortization expenses in the half year;

  c) The Debt Service corresponds to the amount of debt effectively paid to creditors as amortization of principal and interest rates in the half year.

  Up to date, BNDES has not authorized any tranche referring to this new agreement.

  (b) Agreement with Banco do Nordeste

  In March 2010, Contax executed a loan agreement with Banco do Nordeste (“BNB”) in the amount of R$51,000, aiming at financing the implementation of a new operating unit in the city of Recife. The outstanding balance will be adjusted by a fixed rate of 10% p.a., including full performance bonus of 15%. The maturity of financial charges shall occur quarterly until March 2012, and then monthly between April 2012 and March 2015. The principal shall be paid in 36 monthly installments, from April 2012 to March 2015.

  Up to date, BNB has not authorized any tranche referring to this agreement.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  12 Leasing (consolidated)

	Amounts of	Amount Payable
Lessor	installments	03/31/2010	12/31/2009
CIT	48	663	1,455
Unibanco	48	38	237
HP Financial	48		727
	60	6,524	7,777
IBM Leasing	60	3,252	3,821
		10,477	14,017
Current		8,476	10,118
Non-current		2,001	3,899

  Contax has several leasing agreements related to IT equipment and furniture for the maintenance of the Company’s operations. These agreements are recorded at present value in current and non-current liabilities.

  13 Private debentures (Parent Company)

  On November 18, 2008, the Company raised the amount of R$40,000 deriving from the private issuance of debentures, approved at the Board of Directors meeting held on September 30, 2008, as shown below:

				Value on	Annual	04/27/2009
	Issue	Type of	Outstanding	Issue	Financial
	Date	Issue	Securities	Date	Charges
1st Series	11/18/2008	Private	4,000	40,000	TJLP + 2%
Principal						40,000
Interests						1,262
						41,262

  The debentures were issued in a single tranche and not convertible into shares. The full amortization of principal and interest took place on April 27, 2009.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  14 Income and other taxes

	Parent Company		Consolidated
	03/31/2010	12/31/2009	03/31/2010		12/31/2009

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term
Income tax and Social	52	255	11,628	-	71,012
Contribution (i)
ISS			11,385		12,637
PIS and COFINS			7,522		8,273
INSS paid by installments (ii)			768	699	768	944
Other recoverable taxes	-	-	14		13	-

	52	255	31,317	699	92,703	944

(i)	There are advance payments to offset the taxes calculated, in accordance with the amounts recorded under Recoverable Income and Social Contribution Taxes (Note 6 (a)).
(ii)

  It refers to the payment by installments related to INSS (National Institute of Social Security) delinquency notice of joint liability, which has been fully transferred to third parties, not affecting Contax’s results, recorded in the item “Other Assets” in the current assets.

  15 Provisions for Contingencies and legal obligations under litigation (consolidated)

  (a) Contingent Assets

  The Company does not have any booked contingent assets.

  (b) Contingent Liabilities

  The Company and its (direct and indirect) subsidiaries are parties involved in tax, civil and labor lawsuits, filed in regular course of business, which have been discussing these issues in the administrative and judicial levels, and where applicable, they are supported by court deposits. The Management, based on its legal advisors’ opinion, understands that the applicable legal measures and procedures that have already been taken in each situation and are sufficient to cover eventual losses and preserve the Company’s and its subsidiaries’ shareholders’ equity, and periodically revalued.

  Among these lawsuits, there are also legalization proceedings of certain properties (proprietary or of third parties) the Company deems that during the normal course of operations will not incur in unfavorable court decisions.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  (c) Breakdown of the contingent liabilities

  Currently, the Company has been analyzing and rectifying the amounts deposited in court, aiming at stating them by deducting the provision for contingencies to which they are bound (where applicable), as required by CVM Resolution 489/05. On March 31, 2010 and December 31, 2009, the court deposits are recorded in non-current assets.

  On March 31, 2010 and December 31,2009, Contax stated the following balances of provisions for contingencies and court deposits:

				Provision for
	Court Deposits		contingencies
	03/31/2010	12/31/2009	03/31/2010	12/31/2009

Tax contingencies	7,454	1,566	14,388	10,944
Labor contingencies	57,672	51,807	51,454	48,362
Civil contingencies	9	9	596	615

	65,135	53,382	66,438	59,921

  (d) Breakdown of provisions for contingencies

  The breakdown of provisions during the three-month period ended March 31, 2010 are shown below:

					Monetary
	12/31/2009	Additions	Uses	Reversals	adjustments	03/31/2010
Tax
CSLL (iv)	119	-				119
FAP (ii)	-	2,467				2,467
Tax on services – ISS	2,248			-	22	2,270
INSS (iii)	120					120
PIS/COFINS (i)	8,457	774		-	181	9,412
	10,944	3,241	-	-	203	14,388

Labor (v)	48,362	5,468	(1,295)	(1,565)	484	51,454
Civil	615			(25)	6	596
	59,921	8,709	(1,295)	(1,590)	693	66,438

(i)

  Accrued amount related to the ISS deduction over the calculation basis to determine PIS/COFINS, based on the granting of advance court protection until decision of the interlocutory appeal 2007.01.00.017041-3/DF with the Federal Regional Court of the 1st region.

(ii)

  The Company is arguing in court the application of the multiplier FAP – Accident Prevention Factor incurred on the social security charge RAT – Occupational Accident Risk, whose new system of calculation took effect from January 1, 2010. On February 11, 2010, an injunction was obtained to make the court deposit deriving from the difference resulting from FAP multiplier.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

(iii)

  Contax’s tax deficiency notice related to INSS (Brazilian Social Security Institute) contributions amounted to R$13,544, of which only R$119 were accrued. For the remaining balance of R$13,425, not covered by provision, Contax filed a defense as it disagrees with tax authority’s understanding.

According to the Company’s external legal advisors, chances of success in this proceeding are possible, therefore, a provision of this amount is not required.
(iv)	It refers to the 2004 negative basis of social contribution used to offset the payment of subsequent year’s estimate and not formalizing in PER/Dcomp.
(v)	The labor claims filed against CONTAX by employees and former employees hired by it during its operations amounted to R$42,932.

  According to the services agreement executed between Oi Fixa and Contax, labor claims arising from the migration of employment contracts shall be incumbent upon that company, whose amount was recorded as corresponding entry to “Credits receivable”. The amount of labor claims under Oi Fixa’s responsibility represents R$8,522.

  (e) Liability contingencies classified with probability of possible loss

  On January 22, 2010, Contax was charged by the Regional Superintendence of Labor (SRTE) of Rio de Janeiro, in the amount of R$29,136. In the tax deficiency notice, which covers the period from January 2001 to February 2009, the amounts related to the Government Severance Indemnity Fund for Employees – FGTS (Law 8,036/90) and Social Contribution (Supplementary Law 110/01) are required, incurred on cash payments to its employees of the amount related to the transportation ticket indirect benefit. Contax challenged the tax deficiency notice on the administrative level and awaits decision thereon.

  The Management, based on the opinion of its external legal advisors, who assess the probability of loss at court as possible, did not create any provision for eventual unfavorable court decisions.

  In addition to the FGTS official notification, on March 31, 2010, the Company has tax and civil contingent liabilities, based on the Selic rate, in the amounts of R$40,245 and R$5,007, respectively (on December 31, 2009 – R$ 37,704 and R$ 5,007, respectively). These amounts are not provisioned due to the fact that the Contax filed a defense and based on the opinion of its external legal advisors who attribute to said lawsuits the probability of loss as possible or remote.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  16 Shareholders' Equity (a) Capital stock

  The subscribed and paid-up capital on March 31, 2010 and December 31, 2009 is R$223,873 represented by 59,770,600 non-par registered book-entry shares, of which 23,089,600 are common shares and 36,681,000 are preferred shares. Each common share is entitled to one voting right in the resolutions of the General Meeting.

  The preferred shares issued by the Company shall not have voting rights, but shall have priority of refund in the event the Company is liquidated, without premium, and in the payment of non-cumulative minimum dividends of (i) 6% per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (ii) 3% of net equity value of shares, prevailing the highest amount between (i) and (ii).

  The preferred shares may represent up to two thirds of the total shares issued by the Company, with the possibility of changing the previous existing proportion between common and preferred shares.

  (b) Capital reserve

  The capital reserve, in the amount of R$50,000 was recorded and paid-up in November 2004 and amounts to R$13,751 on March 31, 2010, as a result of utilizations resolved at the Meeting.

  (c) Profit Reserve

  Legal Reserve

  Pursuant to Article 193 of Brazilian Corporation Law, this reserve is recorded based on 5% of its net income for the year, until it reaches the limit of 20% of the paid-up capital stock or 30% of the capital stock accrued of capital reserves. The legal reserve may only be used either for increasing capital stock or carryforwarding accumulated losses.

  Statutory reserve

  Pursuant to Article 194 of the Brazilian Corporation Law and to Article 29 of the Company’s Bylaws, the Company allocated a Statutory Reserve to ensure investments of the Company’s interest, as well as to increase its working capital. The Statutory Reserve is limited, together with all other profit reserves, to the amount of the capital stock.

  As per resolutions of the Board of Directors, the Statutory Reserve was partially used in share buyback programs (Note 16 (d)).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  (d) Treasury Shares

  First share buyback program

  At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, the share buyback proposal was approved, with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 5,886,700 common shares and 11,773,900 preferred shares, fully cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

  Second share buyback program

  At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the share buyback program, with funds registered in the Capital Reserve and Statutory Reserve accounts, which amounted to the buyback of 5,298,300 common shares and 24,058,190 preferred shares, cancelled on July 31, 2007, thus 1,750,000 common shares are held in treasury, as per resolution at the Extraordinary General Meeting held on July 27, 2007.

  Third share buyback program

  At the Extraordinary Meeting, held on July 26, 2007, the Board of Directors approved the new share buyback program with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 18,277,422 preferred shares and 3,193,472 common shares, cancelled on October 17, 2007, of which 1,750,000 common shares are held in treasury, pursuant to the resolutions of the Extraordinary General Meeting, totaling 3,500,000 common shares in treasury.

  Fourth share buyback program

  At the Extraordinary Meeting held on September 5, 2008, the Board of Directors approved a new share buyback program, with funds from Capital Reserve and Statutory Reserve accounts, totaling the buyback of 861,664 preferred shares and 52,337 common shares, which are held in treasury.

  The Extraordinary General Meeting held on December 17, 2008 approved the cancellation of 52,337 common shares and 861,664 preferred shares held in treasury, without decreasing the Company’s capital stock, and 166,018 common shares are held in treasury.

  Fifth share buyback program

  The Extraordinary General Meeting held on October 27, 2009, approved the new Share Buyback Program of shares issued by the Company, pursuant to CVM Rule 10/80 and further amendments, without decreasing the capital stock. Acquisition funds will be raised by using capital and statutory reserves, excluding the amount referring to treasury shares The maximum number of shares to be acquired is 699,996 common shares and 1,945,000 preferred shares, which represent, less than 10% of outstanding

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  preferred and common shares, respectively. Said Program may be implemented up to October 28, 2010.

  Up to March 31, 2010, 219,100 common shares were repurchased.

			In Reais
	Thousand		Average	Maximum	Minimum
	Shares	Buyback Price	Price	Price	Price
Preferred Shares
1st Buyback Program	11,774	21,517	1.83	1.95	1.61
Share Cancellation	(11,774)	(21,517)	1.83
2nd Buyback Program	24,058	46,242	1.92	2.00	1.84
Share Cancellation	(24,058)	(46,242)	1.92
3rd Buyback Program	18,277	46,424	2.54	2.65	2.46
Share Cancellation	(18,277)	(46,424)	2.54
4th Buyback Program	862	36,206	42.00	42.81	41.59
Share Cancellation	(862)	(36,206)	42.00
	-	-
Common Shares

1st Buyback Program	5,887	19,097	3.24	3.41	3.12
Share Cancellation	(5,887)	(19,097)	3.24
2nd Buyback Program	5,298	16,144	3.05	3.29	2.97
Share Cancellation	(3,548)	(10,812)	3.05
3rd Buyback Program	3,193	11,287	3.53	3.62	3.52
Share Cancellation	(1,443)	(5,102)	3.54
Sale of Shares	(180)	(605)	3.36
	3,320	10,912
Reverse Split of Shares (1/20)	166	10,912	65.73
4th Buyback Program	52	2,730	52.50	52.94	51.73
Share Cancellation	(52)	(3,270)	62.88
5th Buyback Program	3	314	97.97	98.83	85.00
	169	10,686
Reverse Split of Shares(1/50)
and Splitting (1/200)	677	10,686	15.79
5th Buyback Program	216	6,311	29.23	30.00	28.50
Sale of Shares	(893)	(16,996)	19.04
	0.1	1

	0.1	1

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  (e) Stock option plan

  The Extraordinary General Meeting held on April 16, 2007, approved a stock option plan, whose management is incumbent upon the Management Committee established by the Board of Directors and composed of its members.

  The Stock Option Plan initiated in 2007 (“2007 Program”) grants to its beneficiaries, a total corresponding up to 1.9% of the subscribed and paid-up capital stock, representing 350,000 thousand common shares granted within the scope of the 2007 Program. Options may be exercised as of October 1, 2007, in four equal annual tranches. In view of the reverse split and simultaneous split of shares on January 18, 2010, the 2007 Program now has 1,400,000 common shares.

  On September 4, 2009, the Management Committee approved the following changes in the format of 2007 Program, maintaining the conditions already ruled: (a) to adjust the number of options granted to the beneficiaries of the 2007 Program due to the Company share reverse split at the 20:1 ratio, approved by the Extraordinary General Meeting held on October 17, 2007; (b) to adjust the options strike price from R$51.20 to R$45.00; (c) to change the index that adjusts for inflation the options strike price from IGP-M to IPCA to be applied over the strike price of the next annual tranches related to the 2007 Program; (d) to determine the discontinuance of the obligation to allocate a minimum amount of the annual bonus to acquire shares deriving from options whose initial grace period has already elapsed.

  The changes outlined above will be applicable as from the second tranche, whether or not the initial grace periods of the corresponding annual tranches have elapsed or not.

  Expenses referring to the fair value of options granted and recorded in the income for quarter ended March 31, 2010, according to the term elapsed for the vesting right to exercise the options stood at R$339 (R$376 on March 31, 2009).

  The stock options of the Company are qualified to be treated as equity instrument, according to CVM Resolution 562/08, which approved the Technical Pronouncement CPC 10 – Share-Based Payment (“CPC-10”).

  Fair value of options was recalculated on September 4 2009, date of the abovementioned changes, using the Black & Scholes option pricing model, pursuant to Paragraph 27 of CPC 10, and considered the following weighted average assumptions:

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

		Tranches 2,
		3 and 4
	1st Tranche	Weighted
Strike price (R$) (*):	51.20	45.00
Market price (R$) (*):	64.00	79.00
Fair value of the options	14.13	37.31
Share price volatility:	19.64%	17.59%
Risk-free rate of return:	11.08%	11.07%
Dividend yield:	1.40%	1.50%

  (*) On the plan granting date, in relation to the first tranche and on the date the plan is changed to other tranches

  On March 31, 2010, only the options referring to the 4th tranche are under the vesting period not completed yet.

  The remunerations costs of the 2007 Program to be recognized by the half-year remaining weighted average term amounted to approximately R$439.

  The share market value on the last business day of March 2010 was R$31.09 per share.

  In March 2010, the beneficiaries of the program purchased 892,700 common shares at their average unit fair value of R$12.06. This purchase resulted in an adjustment of R$6,227 against the Capital Reserve, in view of the fair value practiced in the options.

  TODO’s Extraordinary General Meeting held on October 29, 2008 approved the stock option plan to the management, issuing 800 new registered common shares, with no par value. Up to date, no options have been granted to managers.

  (f) Reverse split of shares

  First reverse split of shares

  At the Extraordinary General Meeting held on October 17, 2007, the reverse split of all shares representing the Company’s capital stock was approved, at the ratio of 20 shares for 1 share of the same type. As per the notice to shareholders, a term of until November 16, 2007 was granted to carry out share positions adjustments. The information disclosed regarding the amount of shares prior to this date does not include a retroactive effect of the reverse split of shares.

  Share fractions resulting from reverse split were divided, grouped into whole numbers and sold at Bovespa auction on August 13, 2008, as per Notice to the Market dated August 12, 2008. The amounts resulting from this auction totaled R$22,106, out of which R$5,762 were transferred to shareholders of fractioned shares. The R$16,282 non-transferred amount corresponds to shareholders whose shares are either blocked or their records are not updated and will be exclusively paid upon the presentation of

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  the supporting documentation evidencing the unblocked shares and/or shareholder’s identification, whichever is the case.

  Second reverse split of shares

  The Extraordinary General Meeting held on October 27, 2009, approved the (i) share reverse split of shares at the 50:1 share ratio, in accordance with the respective types, and (ii) the simultaneous split of all existing shares at the 1:200 share ratio of the same type, pursuant to Article 12 of Law 6,404/76.

  The reverse split of shares and simultaneous split aim at: (a) adjusting the shareholder base and decrease the administrative and operating costs for the Company and shareholders; (b) improving the efficiency of records, controls and reporting systems; (c) diminishing the possibilities of errors of information and communication, improving services to the Company’s shareholders; and (d) maintaining the quoted value of Company shares on the market at an attractive trading level, providing better liquidity to the Company shares on the market.

  According to notice to shareholders, a term until January 15, 2010 was granted to carry out share positions adjustments. The information disclosed referring to the number of shares prior to this date does not include a retroactive effect of the share reverse split.

  From January 18, 2010, the shares representing the Company’s capital stock now are exclusively traded at the ratio resulting from the reverse split and simultaneous split of shares carried out on this date. The resulting amounts were 59,770,600 shares, 23,089,600 are common shares and 36,681,000 are preferred shares.

  Once elapsed the term for shareholders adjusting their positions, eventual fractions of shares resulting from the reverse split, except for those which are manifestly expressed by the holder’s non-participation in the auction, will be reversely split into whole figures and sold in an auction to be held at BM&FBOVESPA S.A., and the amounts resulting from such sale to be available on behalf of respective shareholder, pursuant to the procedures to be disclosed.

  (g) Dividends

  The Company’s Bylaws provides for the 25% allocation of net income for the year as minimum mandatory dividends after the necessary adjustments and according to the legal determinations. The Company may also distribute quarterly dividends, provided that the total dividends paid do not exceed the value of its capital reserve.

  The Annual General Meeting held on April 28, 2010 approved the proposal as to the allocation of net income for the year ended December 31,2009, already included in the financial statements on that date, as follows: (a) accumulated loss carryforward in the amount of R$11,084; (b) allocation of R$6,442 to the legal reserve; (c) distribution of dividends to the Company’s shareholders owning position on the payment date, in the amount of R$90,000, and (d) allocation of R$32,390 to the statutory reserve.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  17 Risk Management and financial instruments (a) Classification and valuation of financial instruments

  The Company’s policy for financial asset management is to constantly pursue the optimization of its profitability in line with risks by establishing criteria and indicators for adjustments of liquidity, market and credit risk.

  Liquidity Risk

  The financial instruments that expose the Company to risks of credit concentration (liquidity risk) are mainly cash and cash equivalents and accounts receivable. The Company's entire cash and cash equivalents are held in the best financial institutions in Brazil. The Management evaluates that all its credit policies are prudent and reflect regular market and risk conditions. The Company’s Management does not foresee the non-compliance with agreements by the parties, therefore it does not require collateral securities.

  Market Risk

  Service revenues and costs have basically no exposure to foreign exchange variations, since they are not directly or indirectly pegged to the U.S. dollar. However, risks related to foreign exchange do exist, since a significant portion of the Company’s capital expenditures consists of investments in IT equipment which, despite not being expressed in foreign currency, are indirectly impacted by variations in foreign exchange rates because they contain imported parts.

  Risks related to foreign exchange rates are the possibilities the Company has of incurring losses due to interest rate variations that increase financial expenses from financing obtained in the market. The Company is constantly monitoring the market interest rates with the purpose of watching the eventual need of contracting operations to protect against the risks related to these volatile rates.

  Credit risk

  Credit risk is the possibility of a party non-complying with its contractual obligations, resulting in financial losses to the Company. However, the credit risk is minimized due to the financial size of the companies to which TNL Contax provides services.

  Moreover, the Company continuously monitors its receivables, reassessing, whenever necessary, its credit policies with the purpose of mitigating receivables losses. Whenever necessary, Contax records allowance for doubtful accounts for delinquent customers and applies the collection and negotiation procedures of overdue credits.

  Interest rate risk

  Risk of the Company incurring in losses derived from interest rate variations that increase the financial expenses related to liabilities raised on the market. The Company has not executed derivatives contracts to cover this risk, but it continuously monitors the market interest rates with the purpose of watching the eventual need of contracting these instruments.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  (b) Classification and valuation of the financial instruments

  The Company operates with several financial instruments, especially financial investments, accounts receivable, suppliers, loans and financings and leasing.

  Its financial assets must be classified into the following categories: measured by fair value through income (destined for trading), loans and receivables, held-to-maturity and available-for-sale securities. The financial liabilities are classified as measured by fair value or by its amortized cost.

  The classification depends on the purpose to which the financial instruments were acquired. Management determines the classification of its financial instruments at the initial recognition.

  Cash and cash equivalents were not classified in the category of financial instruments, since they represent high liquid financial assets with an insignificant risk of change in value.

  On March 31, 2010 and December 31, 2009, the classification of financial instruments can be summarized as follows:

03/31/2010 and 12/31/2009
Accounts receivable	Measured by the amortized cost method
Long-term financial investments	Measured by the amortized cost method
Suppliers	Measured by the amortized cost method
Loans and financing	Measured by the amortized cost method

  (i) Measured by fair value through income (destined for trading)

  The financial assets measured at fair value through income are financial assets held for active and usual trading. The assets of this category are classified as current assets. Gains or losses resulting from variations in fair value of financial assets, measured at fair value through income, shall be presented in the statement of income under “financial result” in the period they occurred, unless the instrument has been contracted in connection with other operation. In this case, the variations are recognized under the same item of income affected by said operation. On March 31, 2010, the Company had no financial assets held for active and usual trading.

  (ii) Loans and receivables

  This category includes loans granted and receivables which are non-derivative financial assets with fixed or determinate payments, not quoted in an active market. These are included as current assets, except for those with maturity exceeding twelve months after the balance sheet date (these are classified as non-current assets). Loans and receivables are accounted by amortized cost, using the real interest rate method.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  (iii) Held-to-maturity financial assets

  These are basically the financial assets that cannot be classified as loans and receivables, since they are quoted in an active market. In this case, these financial assets are acquired with the intention and financial capacity to be held in portfolio up to maturity. These are measured by acquisition cost, accrued of yields earned with corresponding entry to income for the year. On March 31, 2010, the Company has held-to-maturity financial assets.

  (iv) Available-for-sale financial assets

  The available-for-sale financial assets are non-derivatives which are designated in this category, or which are not classified in any other category. They are included in non-current assets, unless Management intends to divest within twelve months after the balance sheet date. Available-for-sale financial assets are recorded by their fair value. The interest of available-for-sale securities, calculated using the real interest rate method are recognized in the statement of income as financial revenues. The portion corresponding to the variation in the fair value is recorded against shareholders’ equity, in the adjustment to assets valuation account, being realized against income upon its settlement or due to permanent loss. On March 31, 2010, the Company did not have available-for-sale financial assets.

  (c) Fair value of financial instruments

  The fair value of publicly-quoted investments is based on current purchase prices. For financial instruments without active market or public quote, the Company establishes the fair value through valuation techniques. These techniques include the use of recent operations contracted with third parties, reference to other instruments which are substantially similar, the analysis of discounted cash flows and the option pricing models making use of as much information as possible generated by the market and relying very little on information generated by the entity’s Management.

  On the balance sheet date, the Company evaluates if there is any objective evidence that a financial asset or a group of financial assets is recorded at a value higher than its recoverable value. If there is any evidence concerning the available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any loss for realization of this financial asset previously recognized in income – is excluded from equity and recognized in the statement of income.

  On March 31, 2010 and December 31, 2009, the book and fair values of the financial instruments are shown as follows:

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

	03/31/2010
	Parent Company		Consolidated
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	51,397	51,397	345,914	345,914
Long-term financial investments	27,048	27,048	27,048	27,048
Accounts receivable (i)			139,781	139,781
Suppliers (i)	203	203	59,628	59,628

	12/31/2009
	Parent Company		Consolidated
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	47,136	47,136	357,853	357,853
Long-term financial investments	26,590	26,590	26,590	26,590
Accounts receivable (i)			128,486	128,486
Suppliers (i)	150	150	77,033	77,033

  (i) As accounts receivable and payable on average are settled within a 30-day term, the book values substantially represent the fair values on the balance sheet dates.

  The Company has a loan with BNDES (Note 11), not included in the note above, since this type of financing does not have fair value calculation in Brazil.

  (d) Sensitivity analysis to CDI rate variation

  The Company maintains a significant portion of its debt and cash and cash equivalents indexed to CDI variation. On March 31, 2010, the Company recorded a net cash of R$51,397in the parent company and of R$144,485 in the consolidated, represented by cash and cash equivalents, net of loans and financing, leasing.

  The market expectation, as per data published by Brazilian Central Bank (Focus Report), with reference date as of April 30, 2010, pointed an effective median rate (Top 5) of Selic estimated at 11.50%, a probable scenario for 2010, against the effective rate of 8.65% verified on March 31, 2010.

  In addition, the Company carried out sensitivity tests for adverse scenarios, taking into account rate deterioration by 25% or 50% higher than the probable scenario, as per chart below:

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

	Parent Company
		Scenario I -	Scenario II -
	Probable	25%	50%
Operation	scenario	deterioration	deterioration

Effective rate on March 31, 2010	8.65%	8.65%	8.65%
Net cash (i)	51,397	51,397	51,397
CDI estimated annual rate	11,5%	8,63%	5,75%
Annual effect on net debt:
Decrease	-	(13)	(1,491)
Increase	1,465	-	-

	Consolidated
		Scenario I -	Scenario II -
	Probable	25%	50%
Operation	scenario	deterioration	deterioration

Effective rate on March 31, 2010	8.65%	8.65%	8.65%
Net cash (ii)	144,485	144,485	144,485
CDI estimated annual rate	11,50%	8,63%	5,75%
Annual effect on net debt:
Decrease	-	(36)	(4,190)
Increase	4,118	-	-

  (i) The net cash considers the amount of R$51,397 related to cash and cash equivalents without reporting debts on March 31, 2010.

  (ii) Net cash considers the amount of R$345,914 related to cash and cash equivalents and R$190,952 related to loans and financing and R$10,477 related to leasing.

  (e) Derivatives

  On March 31, 2010 and December 31, 2009, the Company did not operate derivative financial instruments.

  (f) Cash and Cash Equivalents

  The recorded values are close to the realization or settlement values. Cash surplus is invested, in line with treasury policies, and periodically revalued.

  (g) Financing

  On August 23, 2007, Contax signed a loan agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of its installed capacity, improving current facilities, training human resources, improving the quality of services, productivity and investing in marketing actions (Note 11).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  On September 30, 2008, the Company’s Board of Directors approved, in compliance with paragraph 1 of Article 59 of Law 6,404/76, the issue of simple debentures not convertible into shares for private subscription, in the amount of R$40,000, and Contax as fully applicant for the debentures.

  Debentures were issued in a single series and unsecured guarantee, redeemable within three years, with principal and interest rates at the end of the period and remuneration of long-term interest rate (TJLP) + 2% p.a.

  On April 27, 2009, private debentures with Contax were fully settled (Note 13).

  (h) Leasing

  The subsidiary Contax has several leasing, IT equipment, furniture agreements, whose payments were separated between financial charges and decrease in liabilities, pursuant to Law 11,638/07 (Note 12).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  18 Related Parties - (consolidated)

  The main transactions between related parties may be summarized below:

	03/31/2010

					Brasil	Brasil	Paggo	Paggo
	Oi	Oi	Oi		Telecom	Telecom	Administradora	Administrado	Paggo
	Fixa	Móvel	Internet	Contax	Fixa	Móvel	de Cartões	de Crédito	Acquirer	Way TV	BNDES	Total
Assets
Accounts receivable	1,394	846	59		3,966	8,792		901				15,958
Credits Receivable - contingencies
	8,522											8,522
Dividends				131,347								131,347

	9,916	846	59	131,347	3,966	8,792		901				155,827
Liabilities
Suppliers	3,265	1,087										4,352
Loans and
Financing (Note 11)											190,952	190,952
	3,265	1,087									190,952	195,305
Revenues
Cost of services rendered	177,905	87,120	4,480		3,721	12,837	-	150	220	2,331		288,763

Costs and expenses
Cost of services rendered	(6,632)	(2,898)										(9,529)
Financial expenses (Note 5)											(3,807)	(3,807)
	(6,632)	(2,898)									(3,807)	(13,336)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

	12/31/2009

					Brasil	Brasil	Paggo	Paggo
	Oi	Oi	Oi		Telecom	Telecom	Administradora	Administrado	Paggo
	Fixa	Móvel	Internet	Contax	Fixa	Móvel	de Cartões	de Crédito	Acquirer	Way TV	BNDES	Total
Assets
Accounts receivable	2,720	1,382	59		3,608	8,200						15,969
Credits Receivable - contingencies
	7,955											7,955
Dividends				131,347								131,347
	10,675	1,382	59	131,347	3,608	8,200						155,271
Liabilities
Suppliers	3,194	605										3,799
Loans and
Financing (Note 11)											204,591	204,591
	3,194	605									204,591	208,390

												03/31/2009

							Paggo	Paggo
	Oi	Oi	Oi	Amazônia	Brasil	Brasil	Administradora	Administrado	Paggo
	Fixa	Móvel	Internet	Celular	CAP	Veículos	de Cartões	de Crédito	Acquirer	Way TV	BNDES	Total
Revenues
Cost of services rendered	114,606	89,327	743	1,361	1,414	2,081	749	2,378	206	1,285		214,150

Costs and expenses
Cost of services rendered	(7,818)	(1,514)										(9,332)
Financial expenses (Note 5)											(4,972)	(4,972)
	(7,818)	(1,514)									(4,972)	(14,304)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

01910-0 – CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS	(In thousands of reais, except when otherwise indicated)

  (a) Remuneration of Key Management Personnel

  Short-term benefits

  Short-term benefits include fixed compensation (salaries and fees, paid vacations, thirteenth salary and private pension plan), social charges (contributions to social security - INSS, FGTS, among others) and variable compensation (profit sharing).

  Share-based Compensation

  The members of the Company's Management (Chief Executive Officer and Executive Officers) participate in the Stock Option Plan (Note16(e)).

  Others

  The Company does not have additional post-employment obligations, and it does not offer other long-term benefits, such as length of service leave and other length of service benefits. The Company also does not offer other benefits upon the termination of the top management’s labor agreements, besides those agreements envisaged by the Brazilian labor legislation in force.

  Pursuant to the Brazilian Corporation Law and the Company’s Bylaws, it shall be incumbent upon shareholders at the General Meeting to establish the Management’s annual global compensation. The Board of Directors shall distribute the amount among the Management members.

  During the quarters ended March 31, 2010 and 2009, the Management compensation (i.e. board members and statutory officers) paid or payable is detailed below:

		03/31/2010	03/31/2009

Contax S.A.	Payroll and charges	909	905
Contax Part	Fees	393	364
Contax S.A.	Profit sharing	3,500	3,150
		4,802	4,419

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

01910-0 – CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS	(In thousands of reais, except when otherwise indicated)

  19 Insurance Coverage

  The Company and its subsidiaries have a risk management program aiming at minimizing risks, obtaining in the market coverage compatible with its size and operations. Coverage was contracted by amounts deemed as sufficient by Management to cover any eventual losses and casualties, taking into account the nature of its operations, the risks involved in its operations and the guidance of its insurance brokers, ensuring the integrity of assets and the continuity of its operations.

  In the quarter ended March 31, 2010, the Company had the following main insurance policies contracted with third-parties:

	Secured
Branches	amounts	Maturity

Management and officers civil liability (i)	178,020	01/13/2011
Fire of property, plant and equipment	96,378	05/16/2010
Loss of profits	43,282	05/16/2010
General civil liability	10,000	05/16/2010

  (i) Maximum limit of guarantee set at US$100 million.

  20 Subsequent Events

  The Annual General Meeting held on April 28, 2010, approved the distribution of dividends related to 2009, with payment in this present fiscal year on a date to be defined and announced to the Company’s shareholders. The dividends will be adjusted based on the Reference Rate –TR, from January 1, until the payment start date (Note 16 (g)).

  21 Authorization to conclude the Quarterly Financial Information - ITR

  The Company’s Board of Executive Officers and Board of Directors authorized the conclusion of this Quarterly Financial Information on May 3, 2010, which includes subsequent events, occurred up to this date that could impact this Quarterly Financial Information.

  * * *

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S/A	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

  02.01 – CONSOLIDATED BALANCE SHEET – ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 03/31/2010	4 - 12/31/2009
1	Total Assets	1,081,776	1,130,899
1.01	Current Assets	520,485	578,322
1.01.01	Cash and Cash Equivalents	345,914	357,853
1.01.02	Credits	139,781	128,486
1.01.02.01	Clients	139,781	128,486
1.01.02.02	Sundry Credits	-	-
1.01.03	Inventories	-	-
1.01.04	Other	34,790	91,983
1.01.04.01	Deferred and Recoverable Taxes	16,995	73,333
1.01.04.02	Prepaid Expenses	7,528	11,956
1.01.04.03	Assets for Sale	-	-
1.01.04.04	Other Assets	10,267	6,694
1.02	Non-current Assets	561,291	552,577
1.02.01	Long-Term Assets	135,736	119,658
1.02.01.01	Sundry Credits	-	-
1.02.01.02	Credits w ith Related Parties	-	-
1.02.01.02.01	Direct and Indirect Associated Companies	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other Related Parties	-	-
1.02.01.03	Other	135,736	119,658
1.02.01.03.01	Deferred and Recoverable Taxes	30,179	26,917
1.02.01.03.02	Court Deposits	65,135	53,382
1.02.01.03.03	Securities	27,048	26,590
1.02.01.03.04	Credits Receivable	11,992	11,425
1.02.01.03.05	Other Assets	1,382	1,344
1.02.02	Permanent Assets	425,555	432,919
1.02.02.01	Investments	-	-
1.02.02.01.01	In Direct/Indirect Associated Companies	-	-
1.02.02.01.02	In Subsidiaries	-	-
1.02.02.01.03	Other Investments	-	-
1.02.02.02	Property, Plant and Equipment	348,343	352,473
1.02.02.03	Intangible Assets	77,212	80,446
1.02.02.04	Deferred Charges	-	-

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  02.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 03/31/2010	4 - 12/31/2009

2	Total Liabilities	1,081,776	1,130,899
2.01	Current Liabilities	488,417	556,180
2.01.01	Loans and Financings	63,972	65,188
2.01.01.01	Loans in Domestic Currency	55,496	55,070
2.01.01.02	Leasing	8,476	10,118
2.01.02	Debentures	-	-
2.01.03	Suppliers	59,628	77,033
2.01.04	Taxes, Fees and Contributions	31,317	92,703
2.01.04.01	Deferred Taxes Payable	31,317	92,703
2.01.05	Dividends Payable	92,183	92,190
2.01.06	Provisions	-	-
2.01.07	Debts w ith Related Parties	-	-
2.01.08	Other	241,317	229,066
2.01.08.01	Payroll, Charges and Employee Benefits	216,337	197,818
2.01.08.03	Other Liabilities	24,980	31,248
2.02	Non-current Liabilities	220,876	230,616
2.02.01	Long-term Liabilities	220,876	230,616
2.02.01.01	Loans and Financing	137,457	153,420
2.02.01.01.01	Loans in Domestic Currency	135,456	149,521
2.02.01.01.02	Leasing	2,001	3,899
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	66,438	59,921
2.02.01.04	Debts w ith Related Parties	-	-
2.02.01.05	Advance for Future Capital Increase	-	-
2.02.01.06	Other	16,981	17,275
2.02.01.06.01	Onlending to Shareholders	16,282	16,331
2.02.01.06.02	Tax payable	699	944
2.03	Deferred Income	-	-
2.04	Minority Interest	1,543	1,446
2.05	Shareholders' Equity	370,940	342,657
2.05.01	Paid-up Capital Stock	223,873	223,873
2.05.01.01	Capital Stock	223,873	223,873
2.05.02	Capital Reserves	13,751	19,639
2.05.02.01	Capital Reserves	9,311	9,311
2.05.02.02	Equity Instruments due to Share-Based Payments	4,440	10,328
2.05.03	Revaluation Reserve	-	-
2.05.04	Profit Reserves	109,830	99,145
2.05.04.01	Legal	21,907	21,907
2.05.04.02	Statutory	87,923	77,238
2.05.04.02.01	Statutory	87,924	87,924
2.05.04.02.02	Treasury Shares	(1)	(10,686)
2.05.04.03	For Contingencies	-	-
2.05.04.04	Unrealized Profit	-	-
2.05.04.05	Profit Retention	-	-
2.05.04.06	Special for Undistributed Dividends	-	-
2.05.04.07	Other Profit Reserves	-	-
2.05.05	Assets Valuation Adjustment	-	-
2.05.06	Retained Earnings	23,486	-
2.05.07	Advance for Future Capital Increase	-	-

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  03.01 – CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	01/01/2010 to 03/31/2010	01/01/2010 to 03/31/2010	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009
3.01	Gross Revenue From Sales and/or Services	600,506	600,506	532,796	532,796
3.02	Gross Revenue Deductions	(43,859)	(43,859)	(39,438)	(39,438)
3.03	Net Revenue From Sales and/or Services	556,647	556,647	493,358	493,358
3.04	Cost of Goods and/or Services Sold	(473,937)	(473,937)	(427,001)	(427,001)
3.05	Gross Income	82,710	82,710	66,357	66,357
3.06	Operating Expenses/Revenues	(47,256)	(47,256)	(42,172)	(42,172)
3.06.01	Selling	(7,487)	(7,487)	(8,677)	(8,677)
3.06.02	General and Administrative	(33,806)	(33,806)	(29,386)	(29,386)
3.06.03	Financial	54	54	(2,107)	(2,107)
3.06.03.01	Financial Income	6,095	6,095	8,278	8,278
3.06.03.02	Financial Expenses	(6,041)	(6,041)	(10,385)	(10,385)
3.06.04	Other Operating Revenues	2,917	2,917	2,568	2,568
3.06.05	Other Operating Expenses	(8,934)	(8,934)	(4,570)	(4,570)
3.06.06	Equity in the Earnings of Subsidiaries	-	-	-	-
3.07	Operating Income	35,454	35,454	24,185	24,185
3.08	Non-Operating Income	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income Before Taxation/Interest	35,454	35,454	24,185	24,185
3.10	Provision for Income Tax and Social Contribution	(11,273)	(11,273)	(6,593)	(6,593)
3.11	Deferred Income Tax	(598)	(598)	(2,540)	(2,540)
3.12	Statutory Interest/Contributions	-	-	-	-
3.12.01	Interest	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal Of Interest On Ow n Capital	-	-	-	-
3.14	Minority Interest	(97)	(97)	255	255
3.15	Income for the Period	23,486	23,486	15,307	15,307
	Number of Shares, Ex-Treasury (Thousand)	59,771	59,771	14,777	14,777
	Earnings per Share	0.39293	0.39293	1.03587	1.03587

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  04.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (IN THOUSANDS OF

  REAIS)

1 - CODE	2 - DESCRIPTION	01/01/2010 to 03/31/2010	01/01/2010 to 03/31/2010	5 - From 01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009
4.01	Net Cash from Operating Activities	34,219	34,219	16,335	16,335
4.01.01	Cash Generated in the Operations	63,623	63,623	53,995	53,995
4.01.01.01	Net Income	23,486	23,486	15,307	15,307
4.01.01.02	Depreciation and Amortization	29,104	29,104	28,056	28,056
4.01.01.03	Accrued Interest Expenses	4,559	4,559	7,637	7,637
4.01.01.04	Monetary Variation (gain) loss, net	(510)	(510)	(1,115)	(1,115)
4.01.01.05	Contingencies and Other Provisions	5,950	5,950	1,449	1,449
4.01.01.06	Equity Instrument due to Share-Based Payment	339	339	376	376
4.01.01.07	Deferred Income Tax and Social Contribution	598	598	2,540	2,540
4.01.01.08	Minority Interest	97	97	(255)	(255)
4.01.02	Variations in Assets and Liabilities	(29,404)	(29,404)	(37,661)	(37,661)
4.01.02.01	(Increase)/ Decrease in Accounts Receivable	(11,294)	(11,294)	(3,663)	(3,663)
4.01.02.02	(Increase)/Decrease in Prepaid Expenses	4,428	4,428	(4,239)	(4,239)
4.01.02.03	Increase/(Decrease) in Deferred Taxes	52,478	52,478	37,900	37,900
4.01.02.04	Increase/(Decrease) in Other Assets	(3,573)	(3,573)	67	67
4.01.02.05	Increase/(Decrease) in Payroll and Charges	18,519	18,519	7,692	7,692
4.01.02.06	Increase/(Decrease) in Suppliers	(17,405)	(17,405)	(23,023)	(23,023)
4.01.02.07	Increase/(Decrease) in Taxes Payable	(61,631)	(61,631)	(45,333)	(45,333)
4.01.02.08	Increase/(Decrease) in Other Liabilities	(6,317)	(6,317)	(264)	(264)
4.01.02.09	Interest Paid on Loans and Financing	(4,609)	(4,609)	(6,798)	(6,798)
4.01.03	Other	-	-	-	-
4.01.03.01	Financial Charges
4.02	Net Cash from Investment Activities	(33,480)	(33,480)	(54,196)	(54,196)
4.02.01	Non-Current Financial Investment	(458)	(458)	-	-
4.02.02	Purchase of Fixed Assets	(21,783)	(21,783)	(51,488)	(51,488)
4.02.03	Court Deposits	(11,282)	(11,282)	(2,711)	(2,711)
4.02.04	Sale of Fixed Assets	43	43	3	3
4.03	Net Cash from Financing Activities	(12,678)	(12,678)	(4,288)	(4,288)
4.03.01	Short-Term Loans	-	-	-	-
4.03.02	Long-Term Loans	(13,593)	(13,593)	-	-
4.03.03	Leasing Payment	(3,535)	(3,535)	(4,283)	(4,283)
4.03.04	Distribution of Dividends	(7)	(7)	(5)	(5)
4.03.05	Share Buyback	(6,311)	(6,311)	-	-
4.03.06	Sales of Shares	10,768	10,768	-	-
4.04	Exchange Variation on Cash and Cash Equivalents
4.05	Increase(Decrease) in Cash and Cash Equivalents	(11,939)	(11,939)	(42,150)	(42,150)
4.05.01	Opening Balance of Cash and Cash Equivalents	357,853	357,853	355,928	355,928
4.05.02	Closing Balance of Cash and Cash Equivalents	345,914	345,914	313,778	313,778

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 – ITEM	2 – NATURE OF SUBSIDIARY/AFFILIATE	3 – CNPJ (Corporate Taxpayer’s ID)	4 – CLASSIFICATION	5 – INTEREST IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS’ EQUITY - %
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES HELD IN CURRENT QUARTER		8 – NUMBER OF SHARES HELD IN PREVIOUS QUARTER

01	CONTAX S.A.	02.757.614/0001-48	Closely-Held Corporation	100.00	100.00
COMMERCIAL, INDUSTRIAL OTHER TYPES OF COMPANY			309,550	309,550

02	TODO SOLUÇÕES EM TECNOLOGIA S.A.	10.451.982/0001-91	Closely-Held Corporation	80.00	80.00
COMMERCIAL, INDUSTRIAL OTHER TYPES OF COMPANY			10	10

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  SUBSIDIARY

CORPORATE NAME CONTAX S.A.

  18.01 – DIRECT SUBSIDIARY’S STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - From 01/01/2010 to 03/31/2010	4 - From 01/01/2010 to 03/31/2010	5 - From 01/01/2009 to 03/31/2009	6 - From 01/01/2009 to 03/31/2009
3.01	Gross Revenue From Sales and/or Services	600,506	600,506	532,796	532,796
3.02	Gross Revenue Deductions	(43,859)	(43,859)	(39,438)	(39,438)
3.03	Net Revenue From Sales and/or Services	556,647	556,647	493,358	493,358
3.04	Cost of Goods and/or Services Sold	(473,937)	(473,937)	(427,001)	(427,001)
3.05	Gross Income	82,710	82,710	66,357	66,357
3.06	Operating Expenses/Revenues	(47,436)	(47,436)	(39,034)	(39,034)
3.06.01	Selling	(7,487)	(7,487)	(8,677)	(8,677)
3.06.02	General and Administrative	(32,494)	(32,494)	(27,952)	(27,952)
3.06.03	Financial	(1,469)	(1,469)	(447)	(447)
3.06.03.01	Financial Income	4,564	4,564	7,684	7,684
3.06.03.02	Financial Expenses	(6,033)	(6,033)	(8,131)	(8,131)
3.06.04	Other Operating Revenues	2,917	2,917	2,568	2,568
3.06.05	Other Operating Expenses	(8,903)	(8,903)	(4,526)	(4,526)
3.06.06	Equity In the Earnings of Subsidiaries	-	-	-	-
3.07	Operating Income	35,274	35,274	27,323	27,323
3.08	Non-Operating Income	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income Before Taxation/Interest	35,274	35,274	27,323	27,323
3.10	Provision for Income Tax and Social Contribution	(11,417)	(11,417)	(6,593)	(6,593)
3.11	Deferred Income Tax	(393)	(393)	(3,479)	(3,479)
3.12	Statutory Interest/Contributions	-	-	-	-
3.12.01	Interest	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal Of Interest On Ow n Capital	-	-	-	-
3.14	Minority Interest	(97)	(97)	255	255
3.15	Income for the Period	23,367	23,367	17,506	17,506
	Number of Shares, Ex-Treasury (Thousand)
	Earnings per Share

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2010

  SUBSIDIARY

CORPORATE NAME TODO SOLUÇOES EM TECNOLOGIA S.A.

  18.02 – INDIRECT SUBSIDIARY’S STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - From 01/01/2010 to 03/31/2010	4 - From 01/01/2010 to 03/31/2010	5 - From 01/01/2009 to 03/31/2009	6 - From 01/01/2009 to 03/31/2009
3.01	Gross Revenue From Sales and/or Services	22,778	22,778	-	-
3.02	Gross Revenue Deductions	(1,515)	(1,515)	-	-
3.03	Net Revenue From Sales and/or Services	21,263	21,263	-	-
3.04	Cost of Goods and/or Services Sold	(19,716)	(19,716)	-	-
3.05	Gross Income	1,547	1,547	-	-
3.06	Operating Expenses/Revenues	(2,083)	(2,083)	(1,277)	(1,277)
3.06.01	Selling	-	-	-	-
3.06.02	General and Administrative	(2,168)	(2,168)	(1,336)	(1,336)
3.06.03	Financial	120	120	59	59
3.06.03.01	Financial Income	140	140	59	59
3.06.03.02	Financial Expenses	(20)	(20)	-	-
3.06.04	Other Operating Revenues	-	-	-	-
3.06.05	Other Operating Expenses	(35)	(35)	-	-
3.06.06	Equity In the Earnings of Subsidiaries	-	-	-	-
3.07	Operating Income	(536)	(536)	(1,277)	(1,277)
3.08	Non-Operating Income	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income Before Taxation/Interest	(536)	(536)	(1,277)	(1,277)
3.10	Provision for Income Tax and Social Contribution	(44)	(44)	-	-
3.11	Deferred Income Tax	1,067	1,067	-	-
3.12	Statutory Interest/Contributions	-	-	-	-
3.12.01	Interest	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal Of Interest On Ow n Capital	-	-	-	-
3.14	Minority Interest	-	-	-	-
3.15	Income/Loss for the Period	487	487	(1,277)	(1,277)
	Number of Shares, Ex-Treasury (Thousand)	10	10	10	10
	Earnings per Share	48.70000	48.70000	(127.70000)	(127.70000)

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: May 05, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.